Exhibit 99.1

LEDDARTECH MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of LeddarTech Holdings Inc. (“LeddarTech” or the “Company”) at and for the three-month periods ended December 31, 2023 and 2022. This MD&A should be read in conjunction with the audited annual consolidated financial statements and the annual MD&A of the Company at and for the fiscal years ended September 30, 2023, 2022 (restated) and 2021 (restated) (“FY2023”, “FY2022” and “FY2021”, respectively) included in the Company’s Annual Report on Form 20-F for the year ended September 30, 2023 as filed with the U.S. Securities and Exchange Commission on January 31, 2024 (the “2023 Annual Report”), and the interim condensed consolidated financial statements of the Company at and for the three-month periods ended December 31, 2023 (“Q1-2024”) and 2022 (“Q1-2023”).

The financial information reported herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and is presented in Canadian dollars unless otherwise stated.

All per share amounts reflect amounts per common share and are based on unrounded amounts. Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation and certain other amounts that appear in this MD&A may similarly not sum due to rounding.

In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D Risk Factors” of the 2023 Annual Report. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Company Overview

LeddarTech was formed in 2007 under the Canada Business Corporations Act (the “CBCA”) and is at the forefront of the automotive industry evolution, from driver awareness to active safety and advanced autonomy. Our mission is to improve safety and quality of life for travelers, commuters, workers and mobility industry professionals by enabling applications that reduce traffic congestion, minimize the risk of road accidents and improve the overall safety and efficiency of road transport. We pursue our mission by developing innovative artificial intelligence (“AI”) based low-level fusion (“LLF”) and perception software technology, which closely replicates elements of human perception. We believe that AI-based LLF is the cornerstone of the next generation of automotive advanced driver assistance systems (“ADAS”) and autonomous driving (“AD”) systems.

On June 12, 2023, LeddarTech Holdings Inc. (“Newco”), a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to the following “Business Combination and Public Company Costs” section and to Note 3, of the interim condensed consolidated financial statements of the Company for Q1-2024 and Q1-2023, for additional information on the amalgamation of the Company on December 21, 2023.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this MD&A that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this MD&A and in any document incorporated by reference in this MD&A may include, but are not limited to, statements about:

●	the benefits of the Business Combination;

●	the Company’s financial performance following the Business Combination;

●	our ability to raise additional capital;

●	our ability to comply with the covenants in our debt financing agreements;

●	our ability to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, our lenders under our debt instruments;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects, and plans;

●	expansion plans and opportunities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, including those discussed under the section titled “Item 3.D Risk Factors” of the 2023 Annual report, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this MD&A, or the documents incorporated by reference in this MD&A, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

Business Combination and Public Company Costs

On December 21, 2023 (the “Closing Date”), as contemplated in the BCA, Prospector, LeddarTech and Newco completed a series of transactions:

●	Prospector continued as a corporation existing under the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

●	Prospector Canada and Newco amalgamated (the “Prospector Amalgamation” and Prospector Canada and Newco as so amalgamated, “Amalco”);

●	the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in a plan of arrangement (the “Plan of Arrangement”), Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco having a negotiated aggregate equity value of $200 million (valued at $10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation (the “Share Exchange”) plus additional Amalco “earnout” shares (with the terms set forth in the BCA);

●	LeddarTech and Amalco amalgamated (the “Company Amalgamation” and LeddarTech and Amalco as so amalgamated, the “Company”); and

●	in connection with the Company Amalgamation, the securities of Amalco converted into an equivalent number of corresponding securities in the Company (other than as described in the BCA with respect to the Prospector Class B ordinary shares) and each of LeddarTech’s equity awards (other than options to purchase LeddarTech’s class M shares) were cancelled for no compensation or consideration and LeddarTech’s equity plans were terminated (and the options to purchase LeddarTech’s class M shares became options to purchase common shares of the Company (the “Company Common Shares” or the “Common Shares”)).

The Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination”.

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately $10.93 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

Following the SPAC Redemption, and as part of a series of related steps in connection with the consummation of the Business Combination, Prospector distributed 1,338,616 Prospector Class A Shares to the holders on the Closing Date of the 1,338,616 Prospector Class A Shares that were not redeemed in connection with the Business Combination. Such distribution was not made with respect to any other Prospector or LeddarTech shares issued and outstanding prior to or upon consummation of the Business Combination.

On the Closing Date, the following securities issuances were made by the Company to Prospector’s securityholders following the SPAC Redemption and in connection with the above-referenced share distribution: (i) each outstanding Prospector Class A Share was exchanged for one Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with the Sponsor to finance Prospector’s transaction costs in connection with its initial business combination, was assumed by the Company and became a warrant of the Company (“Company Warrant” or “Warrant”).

On the Closing Date, following the SPAC Redemption and the foregoing issuances, LeddarTech’s shareholders immediately prior to the consummation of the Business Combination, including investors in the PIPE Financing, received Company Common Shares pursuant to the BCA representing approximately 69.5% of the Company Common Shares outstanding immediately following consummation of the Business Combination.

On December 22, 2023, the Common Shares and Warrants became listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “LDTC” and “LDTCW”, respectively. As a consequence of the Business Combination, the Company has become an SEC-registered company listed on Nasdaq, which has required the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional significant annual expenses as a public company.

Accounting Treatment

The Business Combination was accounted for as a reverse asset acquisition in accordance with IFRS since Prospector does not meet the definition of a business in accordance with IFRS 3. Consequently, the Business Combination was accounted for under IFRS 2 as it relates to the stock exchange listing service received and under other relevant IFRS standards for cash and other assets acquired. Under this method of accounting, Prospector was treated as the “acquiree” for accounting purposes, the net assets of Prospector are recognized at their fair value, and no goodwill or other intangible assets are recorded. In accordance with IFRS 2, the difference between the fair value of the consideration paid (i.e., the Surviving Company Common Shares and Surviving Company Class A Non-Voting Special Shares issued to Prospector shareholders) over the fair value of the identifiable net assets of Prospector was represented a service for the listing of the Surviving Company and was recognized as an expense.

LeddarTech has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an acquisition of the listing service and assets of Prospector.

●	LeddarTech’s shareholders prior to consummation of the Business Combination have the greatest voting interest in the Surviving Company with an approximately 69.5% voting interest;

●	The largest individual minority shareholder of the Surviving Company was a shareholder of LeddarTech prior to consummation of the Business Combination;

●	Senior management of the Surviving Company is composed of a majority of senior management of LeddarTech prior to consummation of the Business Combination;

●	Directors of LeddarTech prior to consummation of the Business Combination form a majority on the board of directors of the Surviving Company;

●	LeddarTech is the larger entity based on historical total assets and revenues; and

●	LeddarTech’s operations comprise the ongoing operations of the Surviving Company.

Basis of presentation

LeddarTech acquired a 60% interest in VayaVision in July 2020. VayaVision’s assets, liabilities and results of operations are reflected in LeddarTech’s consolidated financial statements, with the non-controlling interests’ share of net assets and results of operations reflected on LeddarTech’s consolidated statement of financial position and consolidated statement of loss and comprehensive loss. In order to satisfy a condition to closing of the Business Combination that LeddarTech purchase the remaining 40% interest in VayaVision, and in accordance with the terms of the option agreement entered into by LeddarTech and the VayaVision shareholders at the date of acquisition, LeddarTech exercised its contractual right to purchase the remaining 40% interest in VayaVision on November 1, 2023. The consideration paid by LeddarTech was $57,724, consisted of 66,550 Company Common Shares, after payment of the applicable withholding tax, which will entitle the shareholders to receive 5,548 Surviving Company Common Shares. The founding shareholders from whom LeddarTech purchased the majority of the remaining shares in VayaVision demanded that LeddarTech provide a tax indemnity as a condition to the purchase. LeddarTech believes the demand for a tax indemnity is without merit based on the terms and conditions of the option agreement, and at LeddarTech’s request the share transfer was recorded in VayaVision’s share registry and the Israeli Registrar of Companies. LeddarTech believes that, if the founding shareholders were to pursue a claim, it would not have a material adverse effect on the Surviving Company’s business, financial condition or results of operation. Following acquisition of the remaining 40% interest in VayaVision, none of VayaVision’s assets or results of operations from the date of acquisition will be allocated to non-controlling interest.

Financial Highlights

	Q1- 2024	Q1- 2023
Revenues	1,705,172	2,256,188
Gross profit	1,304,347	(587,757)
Loss from operations	(62,866,317)	(20,071,451)
Other (income) costs
Finance costs, net	(2,422,558)	1,265,436
Loss before income taxes	(60,443,759)	(21,336,887)
Income taxes	—	—
Net loss and comprehensive loss	(60,443,759)	(21,336,887)
Net loss and comprehensive loss attributable to Shareholders of the Company	(60,141,447)	(20,107,985)
Loss per share
Net loss per common share (basic and diluted) (in dollars)	(16.76)	(119.97)
Weighted average common shares outstanding (basic and diluted) (in thousands of shares)	3,587,572	167,610

Key Factors Affecting LeddarTech’s Performance

Following our transition to the pure-play automotive software business model, including the divestment of our modules and components businesses, our revenues will no longer include revenues for the sale of LiDAR hardware and sensor components, and related servicing revenue. These revenues represented $1.6 million and $2.1 million for Q1-2024 and Q1-2023, respectively.

Going forward, the Company’s financial position and results of operations will depend to a significant extent on our ability to (i) develop and expand commercial relationships with OEMs and Tier-1 suppliers, (ii) expand our ADAS market presence and benefit from regulatory mandates, (iii) leverage offroad vehicles and industrial markets and (iv) monetize potential for significant value in data collection. See “Information About LeddarTech — Growth Strategies” and “Information About LeddarTech — Business Model” of the 2023 Annual report. Key factor affecting our performance are expected to include the number and nature of commercial agreements we enter into with Tier 1 suppliers and OEMs, negotiated payment arrangements prior to our solutions being included in production vehicles, and unit sales of production vehicles incorporating our solutions.

To the extent we are able to develop and expand our commercial relationships with Tier 1 suppliers and OEMs, we anticipate that our future revenues will be primarily comprised of NRE revenues from completed POC and POT assessments, software evaluation sales based on unit sales, licensing fees, royalty payments on per unit sales and maintenance fees. Our software licensing business model is expected to generate licensing revenue based in part upon the number of vehicles using our solutions that are sold, as well as licensing rights to data created or collected by our solutions.

The Company must retain a minimum cash balance of at least $5.0 million in order to comply with a minimum required unencumbered cash balance covenant under the terms of the Desjardins Credit Facility (as more fully described below). In order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, if the Company does not raise additional capital, the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses. See “Item 3.D Risk Factors — Risks Related to Our Business — The Company has limited sources of available liquidity following completion of the Business Combination and if it does not raise additional capital is expected to operate under an alternative operating plan. If the Company does not secure additional sources of capital, it will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. A reduction in the Surviving Company’s operating costs may materially adversely affect the Company in a number of ways” of the 2023 Annual report.

Restructuring Activities

Potential Implementation of Cost Management Plan. As of December 31, 2023 the Company had a cash balance of approximately $29.2 million, of which approximately $29.2 million was unrestricted. As described above and in more detail under “— Liquidity and Capital Resources” below, the Company is currently required under the Desjardins Credit Facility (described below) to maintain a minimum cash balance of at least $5.0 million. Continued compliance with the terms of the Desjardins Credit Facility will likely require reaching an agreement with Desjardins to obtain further relief from the current minimum cash covenant. If the Company is not successful in raising additional capital in a timely manner and in sufficient amounts, and depending on the level of relief that LeddarTech is able to negotiate with Desjardins in regards to the existing post-closing minimum cash covenant, we expect that the Company will need to implement a flexible and scalable cost management plan as deemed necessary and appropriate so that it can manage compliance with the terms of any waiver or modified minimum cash balance requirement that it is able to negotiate with Desjardins and maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. Such cost management actions may include a reduction in product development activities (a key driver of our cash expenditures), as well as potentially significant reductions in staffing and bonuses. If the cost management plan is fully implemented, we expect to incur cash charges of up to approximately $3.3 million in connection with the implementation of the cost management plan, primarily related to severance expense related to headcount reduction.

If implemented, the cost management plan is expected to focus most of the Company’s resources (financial and human) on customer acquisition and design wins based on our existing software platform and the features we have released to date and less resources on continuous product improvement or new product development. Successfully executing on our operating and cost management plans and maintaining an adequate level of liquidity, however, will be subject to various risks and uncertainties, including how successful we are at achieving design wins and production contracts, our ability to manage expenses and the availability of additional sources of funding and/or ability to refinance existing funding. Our internal forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. We expect to continue to generate significant operating losses in the foreseeable future. See ““Item 3.D. – Key Information – Risk Factors — Risks Related to Our Business — The Company will likely have limited sources of available liquidity following completion of the Business Combination and if it does not raise additional capital is expected to operate under an alternative operating plan. If the Company does not secure additional sources of capital, it will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. A reduction in the Company’s operating costs may materially adversely affect the Company in a number of ways” of the 2023 Annual report.

Components of Results of Operations

Revenues. Historically, our revenue has been generated from the sale of LiDAR hardware and sensor components, and related servicing revenue. Following our transition to the pure-play automotive software business model, our revenues are no longer included revenues from these businesses, and we expect our revenues to be primarily comprised of non-recurring engineering revenues, software sales based on unit sales, licensing fees and maintenance fees.

Gross Profit. Gross profit represents our total revenues, less cost of sales, which historically have consisted of materials, equipment and salaries and related expenses. Following our transition to the pure-play automotive software business model, we expect our cost of goods sold to be primarily comprised of salaries and related expenses, data acquisition and storage fees.

Operating expenses. Operating expenses have historically been comprised of selling, general and administrative, stock-based compensation and research and development costs. Following our transition to the pure-play automotive software business model, we expect our operating expenses to be comprised of the same items.

Other (income) costs. Other (income) costs historically have been comprised of grant revenue and financing costs. Following our transition to the pure-play automotive software business model, we expect our Other (income) costs to be primarily comprised of the same items and our finance costs to increase significantly considering the financing of our development activities.

Results of Operations

Comparison of three-months periods Ended December 31, 2023 and 2022

Revenues

			Change
	Q1-2024	Q1-2023	100%
Products	1,636,731	2,108,155	(471,424)	(22.4)
Services	68,441	137,132	(68,691)	(50.1)
Other	—	10,901	(10,901)	(100.0)
Total	1,705,172	2,256,188	(551,016)	(24.4)

For Q1-2024, total revenues were $1.7 million, a decrease of $0.6 million or 24.4% as compared to Q1-2023. This decrease is mainly due to lower revenues from products of $0.5 million or 22.4% as compared to Q1-2023 and lower revenues from services of $0.1 million or 50.1%. The decrease of products revenues is mainly attributable to the decision to winddown our modules business and initiate a last time buy customer offering thereby fulfilling customer orders until Q2-2024. The decrease of revenues from Services of $0.1 million compared to Q1-2023 is primarily a result of lower engineering services rendered during Q1-2024 to strategic external collaborators during the process of developing our ADAS software.

Revenue breakdown between the “pure play” business and the discontinued operations for Q1-2024 is as follows:

CAD $million	Pure Play	Discontinued Operations	Total
NRE	0.1		0.1
Sales and other revenue		1.6	1.6
Total Revenue	0.1	1.6	1.7

Gross profit (loss)

			Change
	Q1-2024	Q1-2023	$	%
Gross profit (loss)	$1,304,347	(587,757)	1,892,104	(321.9)
As a percentage of total revenues	76.5%	(26.1)%		(102.6)

For Q1-2024, the gross profit was $1.3 million compared to a gross loss of $0.6 million for Q1-2023. This increase of gross profit of $1.9 million or 321.9% as compared to Q1-2023 is primarily attributable to a write-down on inventories of $0.4 million and to an onerous contract loss of $1.1 million recognized in the cost of sale for Q1-2023, explained by the restructuring initiatives driven by the change in FY2022 of the Company’s business strategy to the pure-play automotive software business model.

Operating expenses

			Change
	Q1-2024	Q1-2023	$	%
Marketing and product management	1,198,485	830,122	368,363	44.4
Selling	752,504	1,076,357	(323,853)	(30.1)
General and administrative	4,420,237	4,653,323	(233,086)	(5.0)
Research and development costs	2,883,369	5,589,207	(2,705,838)	(48.4)
Stock-based compensation	(5,985,250)	578,690	(6 563 940)	(1,134.3)
Listing expenses	59,139,572	—	59,139,572	100.0
Transaction costs	1,761,747	—	1,761,747	100.0
Restructuring costs	—	964,556	(964,556)	(100.0)
Impairment loss related to intangible assets	—	5,791,439	(5,791,439)	(100.0)
Total	64,170,664	19,483,694	44,686,970	229.4

Marketing and product management

For Q1-2024, marketing and product management expenses were $1.2 million compared to $0.8 million for Q1-2023. The increase of $0.4 million or 44.4% as compared to Q1-2023 is primarily attributable to higher marketing consulting fees, tradeshows expenses and salaries and related expenses in support of the pure-play automotive software business model.

Selling

For Q1-2024, selling expenses were $0.8 million compared to $1.1 million, a decrease of $0.3 million or 30.1% as compared to Q1-2023, primarily attributable to the decrease in headcount in connection with LeddarTech’s transition into a pure-play automotive software business model, partially offset by higher external consulting fees.

General and administrative

For Q1-2024, general and administrative expenses were $4.4 million compared to $4.7 million for Q1-2023. The decrease of $0.2 million or 5.0% as compared to Q1-2023 is primarily attributable to the decrease of salaries and related expenses due to lower headcount in Q1-2024, partly offset by higher professional fees, higher licenses and software expenses and higher rent expenses.

Research and development costs

Research and development costs were $2.9 million for Q1-2024 compared to $5.6 million in Q1-2023. This decrease of $2.7 million or 48.4% is primarily attributable to the decrease of salaries and related expenses due to management’s decision to discontinue the LiDAR components business and in connection with LeddarTech’s transition into a pure-play automotive software business model in late Q1-2023, partly offset by higher consulting and subcontracting fees and material and tool expenses.

Stock-based compensation

The decrease of stock-based compensation of $6.6 million in Q1-2024 as compared to Q1-2023 is primary due to the gain on modification of the stock options realized in Q1-2024, in relation with the acquisition of Prospector and to the Plan of Arrangement. For additional information of stock-based compensation, refer to Notes 3 and 11 of interim condensed consolidated financial statements for Q1-2024.

M-option

Preceding closing of the acquisition of Prospector, pursuant to the Plan of Arrangement, each of the 18,647 M-Option have been exchanged for an option to purchase one common share of the Company, with an exercise price of $0.01. The M-option redemption feature was not carried to the replacement option and as a result, the replacement options are classified as equity. Upon replacement of the award, the fair value of the option of $117,246 was recognized in reserve – stock option and the redeemable stock option liability of $6,102,496 was reversed, resulting in a gain on modification of stock options of $5,985,250 in the interim condensed consolidated statement of loss.

Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA and a portion ($506,774) of the transaction fee was recognized as transaction costs for Q1-2024.

Equity Incentive Plan

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed at any time 5,000,000 shares. The Plan will provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions. Refer to the “Subsequent event” section for more details.

Listing expenses

The listing expenses of $59.1 million for Q1-2024, as compared to nil for Q1-2023, is explained by the Common Shares and Warrants becoming listed on Nasdaq under the symbols “LDTC” and “LDTCW”, respectively on December 22, 2023.

Transaction costs

The transaction costs of $1.8 million for Q1-2024, as compared to nil for Q1-2023, were related to the Business Combination.

Restructuring costs

In respect with the initiatives related to the LeddarTech’s transition into a pure-play automotive software business model, restructuring costs of $1.0 million were incurred in Q1-2023 compared to nil for Q1-2024. Furthermore, after the review of revenues forecasts on certain remaining programs divested following the transition to the pure-play automotive software business model, a write-down on inventories of $0.4 million and an onerous contract net loss of $1.1 million were recognized in Q1-2023.

Other (income) costs

Finance (income) costs, net

			Change
	Q1-2024	Q1-2023	$	%
Finance income	(109,807)	(34,210)	(75,597)	221.0
Finance costs	3,205,441	2,010,530	1,194,911	59.4
Change in fair value through profit and loss (“FVTPL”) of financial instruments	(2,963,283)	—	(2,963,283)	(100.0)
Capitalized borrowing costs	(2,320,533)	(739,282)	(1,581,251)	213.9
Foreign exchange loss (gain)	(67,715)	28,398	(96,113)	(338.4)
Other	(166,661)	—	(166,661)	(100.0)
Finance (incomes) costs, net	(2,422,558)	1,265,436	(3,687,994)	(291.4)

Net finance incomes were $2.4 million for Q1-2024, an increase of $3.7 million or 291.4% as compared to net finance costs of $1.3 million for Q1-2023. This variation was primarily due to the following items:

●	Finance income: The increase of $0.1 million in Q1-2024 as compared to Q1-2023 was mainly due to higher interest income generated on higher cash balance during Q1-2024.

●	Finance costs: The increase of $1.2 million of finance costs in Q1-2024 was mainly due to an increase in interest expense on the term loan and on the convertible loans of an amount of $0.2 million and $1.2 million respectively, partly offset by the decrease of interest expense on other loans of $0.1 million and the accretion of government grant liability of $0.2 million. Refer to “Liquidity and Capital Resources” section for more details.

●	Change in FVTPL of financial instruments: The gain of $3.0 million of change in FVTPL of financial instruments in Q1-2024 was mainly attributable to gains on revaluation of conversion options in Q1-2024.

●	Capitalized borrowing costs: The increase of $1.6 million of capitalized borrowing costs in Q1-2024 was mainly due to the increase of the development costs qualified as assets eligible for capitalization.

●	Foreign exchange loss (gain): The increase of $0.1 million of foreign exchange gain from a loss of $28,398 for Q1-2023 to a gain of $0.1 million for Q1-2024 was mainly due to the impact of depreciation of the U.S. dollar during the current period versus the Canadian dollar mainly on the government grant liabilities denominated in U.S. dollar.

●	Other: The increase of other of $0.2 million in Q1-2024 was mainly due to the gain on the lease modification in Q1-2024. Refer to Note 16 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Selected Financial Position Information

The following table presents selected financial information from the consolidated Statements of Financial Position as of December 31, 2023 and September 31, 2023.

As of	December 31, 2023	September 30, 2023
Total assets	101,383,488	72,170,407
Non-current financial liabilities
Long-term debt	69,706,972	47,725,583
Redeemable stock options	—	6,102,496
Government grant liabilities	940,121	899,489
Total	70,647,093	54,727,568

The increase of total assets of $29.2 million from September 30, 2023 to December 31, 2023 is mainly attributable to the increase of cash of $24.1 million, explained by the financing activities occurred in Q1-2024, and of intangible assets of $5.1 million, explained by higher capitalized development costs. Refer to the “ Liquidity and Capital Resources” section for more details on cash variations.

The increase of non-current financial liabilities of $15.9 million from September 30, 2023 to December 31, 2023 is attributable to the increase of convertible loan of $22.9 million in Q1-2024, partly offset by the decrease in the credit facility of $1.6 million and a decrease in the redeemable stock options of $6.1 million due to the modification of the stock options in Q1-2024. Refer to the “Liquidity and Capital Resources” section for more details.

Liquidity and Capital Resources

Summary of the Consolidated Statements of cash Flows

Comparison of three-months period Ended December 31, 2023 and 2022

			Change
	Q1-2024	Q1-2023	$	%
Net cash flows related to operating activities	(21,573,892)	(12,588,169)	(8,985,723)	71.4
Net cash flows related to investing activities	(1,242,814)	(2,466,700)	1,223,886	(49.6)
Net cash flows related to financing activities	47,629,803	(1,764,342)	49,394,145	(2,799.6)
Effect of foreign exchange on cash	(681,501)	(10,181)	(671,320)	6,593.9
Net increase (decrease) in cash	24,131,596	(16,829,392)	40,960,988	(243.4)
Cash, beginning of year	5,056,040	32,025,899	(26,969,859)	(84.2)
Cash, end of year	29,187,636	15,196,507	13,991,129	92.1

Operating Activities

For Q1-2024, net cash flows used in operating activities was $21.6 million, compared to $12.6 million for Q1-2023. The increase of $9.0 million or 71.4% in net cash flows related to operating activities was primarily due to the unfavorable net change in non-cash working capital of $13.6 million during the Q1-2024 in comparison with Q1-2023, partly offset by the decrease of research and development costs paid in Q1-2024.

Investing Activities

For Q1-2024, net cash flows used in investing activities was $1.2 million, compared to $2.5 million for Q1-2023. The decrease of net cash flows related to investing activities of $1.2 million or 49.6% is primarily explained by the R&D tax credit of $1.5 million received for Q1-2024, partly offset by the increase of additions to intangible assets.

Financing Activities

Net cash flows received from financing activities were $47.6 million for Q1-2024, compared to the net cash flows used in financing activities of $1.8 million for Q1-2023. The increase of cash flows received of $49.4 million from financing activities is primarily due to the issuance of convertible notes, net of debt issuance costs, of $29.5 million in Q1-2024 and to the cash acquired from a reverse asset acquisition of $19.5 million during Q1-2024. Refer to Notes 3 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Liquidity and capital management

Since inception, LeddarTech has incurred cumulative losses from operations and negative cash flows from operating and investing activities and has an accumulated deficit of $570.6 million as of December 31, 2023, primarily driven by our investments in research and development activities, including fusion perception technologies, and our operating costs supporting our discontinued modules and components business. LeddarTech realized net losses of $60.4 million for Q1-2024 and of $21.3 million for Q1-2023.

In Q1-2024, LeddarTech had net cash outflows used in operating and investing activities amounting to $21.6 million and to $1.2 million respectively, compared to $12.6 million and $2.5 million in Q1-2023, respectively. LeddarTech expects to continue to realize net losses and net negative cash flows from operations in the near term. LeddarTech’s principal sources of liquidity have been the issuance of equity and convertible notes, the issuance of related party loans and loans from third parties.

As of December 31, 2023, LeddarTech had total liabilities of $94.7 million, including $14.6 million in accounts payable, $27.7 million outstanding on the Desjardins Term Loan (credit facility), $34.1 million outstanding on the convertible notes issued of the PIPE Financing, $8.4 million outstanding under the IQ Loan Agreement (term loan), $3.5 million of lease liabilities, $1.5 million of government grant liabilities and total shareholders’ deficiency (total assets less total liabilities) of $6.7 million. For more details, refer to “Financing Transactions” section and to Notes 7, 8 and 10 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024.

Anticipated Need for Additional Capital

The Company has limited sources of liquidity. If it does not raise additional capital in sufficient amounts the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.

The Company has developed a flexible and scalable cost management plan to be implemented to the extent deemed necessary and appropriate so that LeddarTech can maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. The cost management plan includes the possibility of significant reduction in product development expenditures, significant headcount reductions, and compensation adjustments. The extent to which the cost management plan would need to be implemented will be dependent upon several factors, including scope and terms of any forbearance agreement, waiver, amendment to, or relief from, the minimum cash covenant applicable to LeddarTech and the amount and extent to which the Company is able to raise additional capital in a timely manner, if at all.

It is expected that LeddarTech will need to implement the cost management plan to some degree if it is not successful in its efforts to raise additional capital, and depending on the level of relief from the minimum cash covenant LeddarTech is able to negotiate with its lender. Implementation of the cost management plan, if necessary, may materially adversely affect LeddarTech in a number of ways, and would exacerbate risks to which LeddarTech is already subject. For example, a reduction in product development expenditures and headcount reductions may materially limit LeddarTech’s ability to complete, test and offer to the market a comprehensive suite of integrated features and services, and if LeddarTech is only able to offer a limited suite of features and services, it will be less likely to realize the full revenue and profitability potential of its solutions and less able to effectively compete in its targeted markets. Implementation of the cost management plan may also significantly reduce the number of Tier 1 and OEM customers that LeddarTech would be able to support, which in turn would be expected to have a material adverse effect on its revenue and potential profitability.

Pursuant to the Company’s cost management plan, in the event the Company does not raise sufficient additional capital, we expect that LeddarTech will reduce its employee headcount. Such headcount reduction would result in a substantial decrease in the number of Company employees to the extent the cost management plan is fully implemented. The extent of any headcount reduction will be based primarily on management’s assessment of available liquidity, key operating and business needs, and prevailing conditions at the time. Any significant reduction in headcount has the potential to materially adversely affect our operations and future operating results, including by:

●	delaying our ability to timely deliver operational software solutions to our target customers;

●	impairing our ability to obtain requisite industry certifications, which would then need to be obtained by the Tier 1 or OEM customer;

●	restricting our ability to calibrate and configure our software solutions for more than one set of sensor types, which may make our solutions less appealing to our customers and delay our ability to sell our software solutions to a broad range of Tier 1 and OEM customers;

●	delaying our ability to expand the domain capabilities of our software solutions, such as being able to market our software solution for use in snow conditions without additional software capabilities being added to our solutions, which we would be unable to do on the same time frame as if we had not reduced our headcount; and

●	further limiting our revenue opportunities due to the fact that a reduced headcount would constrain our ability to service a desired number of Tier 1 and OEM customers.

Each of these potential consequences of any headcount reductions could adversely affect the marketability of our software solutions and the timing and extent of our ability to generate revenue. Additionally, significant headcount reductions may adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. Reductions in headcount also will result in immediate severance and other cash costs, which could be significant and may therefore reduce the effectiveness and objectives of our cost management plan in the short-term. Realization of any of these consequences of a headcount reduction could materially adversely affect our business, results of operations, and financial condition.

Further, a reduction in headcount across LeddarTech may adversely affect LeddarTech’s ability to timely prepare and publish accurate financial information, develop effective internal controls over financial reporting and remediate existing significant deficiencies and material weaknesses (or identify significant deficiencies and material weaknesses in the future). In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses.

Pursuant to the terms of the Desjardins Credit Facility, LeddarTech is required to maintain a minimum cash balance of $5.0 million.

LeddarTech may be unable to comply with the minimum cash balance requirement, absent an agreement by the lender to further amend, waive or otherwise provide relief from this minimum cash covenant, unless it raises additional capital and/or implements its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such minimum cash balance requirements, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $59.4 million aggregate principal amount of indebtedness of LeddarTech (including the convertible notes issued in the PIPE Financing) would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment.

Financing Transactions

Set forth below is a summary description of recent financing transactions. Refer to Notes 3, 7, 8 and 10 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in “Business Combination and Public Company Costs” section, LeddarTech entered into the Subscription Agreement with certain investors, including the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase the PIPE Convertible Notes in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The Tranche A subscription was completed in June 2023 and July 2023. Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive 8,553,434 Common Shares upon the closing of the Business Combination. For more details, refer to “Liquidity and Capital Resources” section of the annual MD&A of the Company for FY2023, FY2022 and FY2021.

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023, October 20, 2023, October 31, 2023 and December 8, 2023. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made and (iii) reduce the Available Cash requirement for the period from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023 from $2,500,000 to $1,500,000, to $0 until the DE-SPAC date and from $10,000,000 to $5,000,000 at all times after the DE-SPAC date.

In conjunction with the Credit Facility October 2023 Amendments, the Company issued warrants to purchase Company Common Shares at $0.01 per share, which warrants will be assumed by the Company and exercisable for 250,000 Company Common Shares at $0.01 per share.

The warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and will be subject to a lock-up with one third being released four months after closing, another third being released eight months after closing and the final third being released 12 months after closing.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1.6 million.

Warrant liabilities

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively “the Warrants”) in connection with the BCA and plan of arrangement. There is no transaction and no change in fair value of all warrants during the period.

Refer to notes 3 and 8 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

As of December 31, 2023 the Company held no common shares as treasury shares.

Upon close of the acquisition of Prospector, the Company issued through the Transactions, Class A non-voting special shares to Prospector Sponsor in connection with the BCA and plan of arrangement. The Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued Earnout Non-Voting Special Shares consisting of 999,963 Class B Non-Voting Special Shares, 999,963 Class C Non-Voting Special Shares, 999,963 Class D Non-Voting Special Shares, 999,963 Class E Non-Voting Special Shares and 999,963 Class F Non-Voting Special Shares.

The Earnout Non-Voting Special Shares are valued at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that considers the vesting terms of the instruments issued.

Refer to Notes 3 and 10 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Redeemable stock options

The redeemable stock options, representing a non-current liability of $6.1 million as at September 30, 2023, were exercisable at any moment on or after the 10th anniversary of each plan (MSOP, MSOP II and MSOP III) or prior to this date if an IPO or Liquidation event occurs. As a part of the transaction, the redeemable stock options were converted in new non-redeemable stock options, representing a gain on modification of stock options of $6.0 million for Q1-2024.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are foreign exchange risk, interest rate risk and liquidity risk. The Company currently does not use financial derivative instruments to manage these risks. While LeddarTech could enter into hedging contracts from time to time, any change in the cash flow and the fair value of the contracts may be offset by changes in the underlying value of the transactions being hedged. For more details refer to Note 28 of the audited annual consolidated financial statements of the Company for FY2023, FY2022 and FY2021.

Foreign exchange risk

Since the Company operates internationally, it is exposed to foreign exchange risk as a result of potential exchange rate fluctuations related to non-intragroup transactions and the financing of the development activities of its subsidiary VayaVision who operates in Israeli using mainly USD and NIS currencies. Fluctuations in the Canadian dollar and the exchange rates could have potentially significant impact on the Company’s results of operations.

Interest rates

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates as described in section ”Liquidity and Capital Resources” section. The Company is also exposed to change in fair value of financial instruments with fixed interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or can only do so at excessive cost. The Company manages this risk by maintaining detailed cash forecasts and long-term operating and strategic plans. The adequacy of liquidity is assessed in view of operational needs, sales forecasts and maturity of indebtedness. The Company is confident that the future cash flows from operations and cash will allow for the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company also continually monitors any financing opportunities to optimize its capital structure.

Accounting and disclosure matters

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts of revenue, expenses, assets and liabilities and the accompanying disclosures. Actual results could differ significantly from these estimates.

The key judgments, estimates and assumptions that have a risk of causing a material adjustment to the carrying value of certain assets and liabilities are related to:

●	Development costs;

●	Government grant liability;

●	Share-based payments;

●	Recoverable amount of a group of assets of a CGU; and

●	Estimates for debt, including bifurcation.

For a more detailed discussion on these areas requiring the use of management estimates, judgments and assumptions, please refer to Note 3 to LeddarTech’s audited annual consolidated financial statements and the annual MD&A of the Company at and for FY2023, FY2022 and FY2021.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, LeddarTech is as an emerging growth company. As such, LeddarTech is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

LeddarTech will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of US$1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than US$1 billion in non-convertible debt in the prior year period, (iii) the last day of the fiscal year following the fifth anniversary of the Prospector’s initial public offering, or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and shares of common equity securities held by non-affiliates of US$700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act, for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.

Internal Control over Financial Reporting

Prior to completion of the Business Combination, the Company was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

In the course of preparing for the Business Combination, the Company identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim condensed consolidated financial statements may not be prevented or detected on a timely basis.

The following material weaknesses were identified by the Company:

i	Insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries.

ii.	The Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets.

iii.	Review controls regarding both routine accounting processes and accounting treatments for complex transactions that were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

We have taken steps to address these pervasive material weaknesses and expect to implement a remediation plan, which we believe will address their underlying causes. We have engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal controls over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions.

These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further customize and enhance system functionality.

Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See “Item 3.D Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future” of the 2023 Annual report.

Foreign Private Issuer Status

LeddarTech qualifies as a “foreign private issuer” as defined under SEC rules. Even after LeddarTech no longer qualifies as an emerging growth company, as long as LeddarTech continues to qualify as a foreign private issuer under SEC rules, LeddarTech is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding these exemptions, LeddarTech will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. In addition, LeddarTech will furnish with the SEC on Form 6-K periodic reports and other documents filed with the Canadian Securities Administrators.

LeddarTech may take advantage of these exemptions until such time as LeddarTech is no longer a foreign private issuer. LeddarTech would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if LeddarTech no longer qualifies as an emerging growth company, but remains a foreign private issuer, LeddarTech will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because LeddarTech qualifies as a foreign private issuer under SEC rules, LeddarTech is permitted to follow the corporate governance practices of Canada (the jurisdiction in which LeddarTech is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to LeddarTech.

If at any time LeddarTech ceases to be a foreign private issuer, LeddarTech will take all action necessary to comply with the SEC and Nasdaq Listing Rules, including by appointing a majority of independent directors to its board of directors and having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.

Subsequent event

In January 2024, the Company granted under its Equity Incentive Plan, 1,352,300 Options, 771,648 RSUs and 690,600 PSUs.